08031230

RECD S.E.C.
APR 3 2008
803

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: February 28, 2010 | |
| Estimated average burden hours per response . . . 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5 A
# PART III

| SEC FILE NUMBER |
|---|
| 8-16267 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**UBS Financial Services Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1285 Avenue of the Americas**
(No. and Street)

| (City) | (State) | (Zip Code) |
|---|---|---|
| **New York** | **New York** | **10019** |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**E.L. Alvey** **516-745-8858**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name - *of individual, state last, first, middle name*)

| (Address) | (City) | (State) | (Zip Code) |
|---|---|---|---|
| **5 Times Square** | **New York** | **NY** | **10036** |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant m supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I,____________________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

______________________________________________________________________, as of

________________________, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

**See Attached Oath or Affirmation**

________________________________________

________________________________________

________________________________

Signature

________________________________

Title

________________________________

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**OATH OR AFFIRMATION**

We, Peter Stipp and Robert J. Chersi, affirm that, to the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to UBS Financial Services Inc. as of December 31, 2007 and for the year ended are true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $885,057, credits $30,014).

February 27, 2008
Signature Date
Peter Stipp

Head of Operations
Managing Director
UBS Financial Services, Inc
Title

February 27, 2008
Signature Date
Robert J. Chersi

Chief Financial Officer
Managing Director
UBS Financial Services, Inc
Title

STATE OF NEW JERSEY

Sworn to before me this
27th day of February 2008

ANGELA CRAVOTTA
Notary Public of New Jersey
Commission Expires 4/3/2011

ANGELA CRAVOTTA NOTARY PUBLIC NEW JERSEY

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2007

## Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors
UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 15 to the consolidated statement of financial condition, the Company restated the beginning balance of stockholder's equity to reflect the correction of errors related to certain employee compensation and tax balances of prior years.

Ernst + Young LLP

February 29, 2008

# UBS Financial Services Inc.

## Consolidated Statement of Financial Condition

December 31, 2007
*(In thousands of dollars)*

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 541,035 |
| Cash and securities segregated and on deposit for federal and other regulations | 2,236,147 |
| Financial instruments owned, at fair value | 1,088,755 |
| Securities received as collateral | 293,054 |
| Securities purchased under agreements to resell | 14,905,549 |
| Securities borrowed | 2,140,064 |
| Receivables: | |
| Clients (net of allowance for doubtful accounts of $65) | 4,188,571 |
| Brokers and dealers | 237,777 |
| Dividends and interest | 74,976 |
| Fees and other | 54,786 |
| Receivable from affiliated companies | 83,485 |
| Investment in affiliate | 335,000 |
| Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $639,734) | 413,078 |
| Goodwill | 547,510 |
| Intangible (net of accumulated amortization of $20,038) | 146,662 |
| Other assets | 1,905,624 |
| Total Assets | $29,192,073 |
| **Liabilities and stockholder's equity** | |
| Financial instruments sold, not yet purchased, at fair value | $ 17,817 |
| Obligation to return securities | 293,054 |
| Securities sold under agreements to repurchase | 13,551,316 |
| Securities loaned | 1,010,397 |
| Payables: | |
| Clients (including free credit balances of $3,643,382) | 5,445,521 |
| Brokers and dealers | 262,636 |
| Dividends and interest | 76,275 |
| Other liabilities and accrued expenses | 1,479,895 |
| Accrued compensation and benefits | 795,850 |
| Payable to affiliated companies | 1,464,960 |
| | 24,397,721 |
| Long-term borrowings | 105,000 |
| Commitments and contingencies | |
| Subordinated liabilities | 2,130,000 |
| Stockholder's equity | 2,559,352 |
| Total liabilities and stockholder's equity | $29,192,073 |

*See Notes to the Consolidated Statement of Financial Condition.*

*(In thousands of dollars)*

## 1. Summary of Significant Accounting Policies

### Organization and Basis of Presentation

The consolidated statement of financial condition includes the accounts of UBS Financial Services Inc. and its wholly owned subsidiaries (collectively, "UBSFSI" or the "Company"). All material intercompany balances and transactions have been eliminated. UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). The Company engages in material transactions with its affiliates.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in one principal line of business that of serving the investment and capital needs of individual and institutional clients. The Company is a securities firm operating predominantly in the United States and Puerto Rico.

The consolidated statement of financial condition are prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

### Accounting Pronouncements

Effective January 1, 2007 the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No.109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's statement of financial condition and prescribes that a company should use a more likely than not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, SFAS No. 157 eliminates the requirement to defer calculated

*(In thousands of dollars)*

**1. Summary of Significant Accounting Policies (continued)**

profit or loss on transaction values that include unobservable inputs "Day 1 profit and loss" and eliminates the use of block discounts for securities traded in an active market. SFAS No. 157 is effective for statement of financial condition issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The Company is still assessing the impact SFAS No. 157 will have on its statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for which an entity chooses to elect the fair value option, the effect of the first remeasurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently assessing whether to elect SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)") and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS No. 160"). These new standards change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated statement of financial condition. Noncontrolling interest will now be reported as an element of consolidated equity and not within a mezzanine section of the balance sheet. There also will be separated disclosure for of net income attributable to the parent and the noncontrolling interest on the face of the income statement. With respect to SFAS 141(R), transaction costs will not be considered part of the fair value of an acquirer's interest and will be expensed as incurred. In addition, restructuring accruals will no longer be considered as part of goodwill. SFAS No. 141(R) and SFAS No. 160 are effective for the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) and SFAS No. 160 are not expected to have a material impact on the consolidated statement of financial condition.

*(In thousands of dollars)*

**1. Summary of Significant Accounting Policies (continued)**

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1, "Amendment of FASB Interpretation No. 39", ("FSP FIN 39-1"). FSP FIN 39-1 amends certain provisions of FIN 39, "Offsetting of Amounts Related to Certain Contracts," and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company is currently assessing the impact FIN 39-1 will have on its consolidated statement of financial condition.

In June 2007, the FASB's Emerging Issues Task Force ("EITF") issued EITF Issue No. 06-11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). This issue requires that the tax benefits related to dividend equivalents paid on restricted stock units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF 06-11 is effective prospectively to the income tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The Company is currently assessing the impact EITF Issue No. 06-11 will have on its consolidated statement of financial condition.

**Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased**

Financial Instruments owned and financial instruments sold, not yet purchased, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Related revenues and expenses are recorded in the accounts on a trade date basis. Unrealized gains and losses from marking-to-market trading instruments daily are included in principal transactions revenue. Realized gains and losses on trading instruments and any related interest amounts are included in principal transactions revenue and interest revenue and expense, respectively.

*(In thousands of dollars)*

## 1. Summary of Significant Accounting Policies (continued)

### Derivative Financial Instruments

A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities.

The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's trading activities, the Company may take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market with the resulting unrealized gains and losses recorded on the consolidated statement of financial condition in financial instruments owned or liabilities and the related profit or loss reflected in principal transactions revenues on the consolidated statement of income. The fair value of exchange-traded derivatives, such as futures and certain option contracts, are determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

## 1. Summary of Significant Accounting Policies (continued)

### Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements may be netted by counterparty in the consolidated statement of financial condition.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral.

The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2007, the Company obtained and had available securities with a fair value of approximately $26,300,000 on such terms, of which approximately $22,000,000 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

*(In thousands of dollars)*

**1. Summary of Significant Accounting Policies (continued)**

**Revenues**

Commission income is recognized on settlement date. Recording commissions on a trade date basis would not have a material effect on the consolidated financial statements, taken as a whole. Asset management and investment banking fees are recognized in the period in which they are earned.

**Depreciation and Amortization**

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

**Income Taxes**

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109").

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal, state and local, and foreign taxes are provided for on a separate return basis.

**Cash and Cash Equivalents**

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value.

*(In thousands of dollars)*

## 1. Summary of Significant Accounting Policies (continued)

### Goodwill

The Company has adopted SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires reclassification of intangible assets to goodwill which no longer meet the recognition criteria under the new standard. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized.

## 2. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2007, financial instruments owned (including those pledged to creditors) and liabilities, recorded at fair value, consisted of the following:

| | |
|---|---|
| **Financial instruments owned** | |
| Commercial paper and other short-term debt | $ 847,672 |
| U.S. government and agency securities | 174,045 |
| Equity securities | 63,045 |
| Mortgage-backed securities | 1,916 |
| State and municipal obligations | 1,670 |
| Corporate debt obligations | 407 |
| | $1,088,755 |
| | |
| **Financial instruments sold, not yet purchased** | |
| U.S. government and agency securities | $ 16,099 |
| Mortgage-backed securities | 1,699 |
| Corporate debt | 19 |
| | $ 17,817 |

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the financial instruments sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

*(In thousands of dollars)*

### 3. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2007, the consolidated statement of financial condition included the following balances with affiliates:

| | |
|---|---|
| **Assets** | |
| Securities purchased under agreements to resell | $ 11,101,049 |
| Securities borrowed | 1,944,990 |
| Cash and securities segregated and on deposit for federal and other regulations | 2,092,430 |
| Securities received as collateral | 293,054 |
| Receivables from affiliated companies | 83,485 |
| **Liabilities** | |
| Securities sold under agreements to repurchase | $ 3,026,844 |
| Securities loaned | 973,201 |
| Payable to affiliated companies | 1,464,960 |
| Subordinated liabilities | 2,130,000 |
| Obligation to return securities | 293,054 |
| Long-term borrowings | 105,000 |

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with affiliated companies in order to facilitate client transactions and to meet its short-term financing needs.

Included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition are securities purchased under agreements to resell with an affiliate, UBS Securities LLC ("UBSS LLC"), of $1,765,800 which are maintained in a special reserve account, at a third party bank, pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3. In addition, cash and securities segregated and on deposit for federal and other regulations includes $326,630 of cash and securities sent to UBSS LLC and maintained in a special reserve account.

A substantial portion of the payable to affiliated companies represents amounts due to UBS Cayman, which facilitates the funding between UBSFSI and affiliates. During the year ended December 31, 2007, net interest expense charged to UBSFSI by UBS Cayman and other affiliates on the payable to affiliated companies was approximately $44,412. Interest on intercompany balances is based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

*(In thousands of dollars)*

**3. Related Party Transactions (continued)**

Pursuant to service level arrangements, the Company receives and provides certain services from and to affiliates. The significant arrangements in which the Company receives services include an agreement with UBS Services USA LLC for administrative and operational support services, and agreements with UBSS LLC and UBS for operational support services and securities research services. In 2007, administrative back office services were also provided by UBS (India) Service Centre. The significant arrangements where the Company provides services to affiliates include agreements with UBS Bank USA LLC ("UBS Bank") and UBS International Inc.

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various noncancelable operating lease agreements on the Company's behalf.

The Company clears commodity transactions on an omnibus basis and also clears certain mortgage-backed transactions on a fully disclosed basis through UBSS LLC.

The Company did not pay any dividends to UBS Americas during the year ended December 31, 2007.

**4. Short-Term Borrowings**

The Company meets its short-term financing needs by borrowing from affiliates, obtaining bank loans, on either a secured or unsecured basis, entering into agreements to repurchase, whereby securities are sold with a commitment to repurchase at a future date, and through securities lending activity.

**5. Long-Term Borrowings**

Long-term borrowings at December 31, 2007 consisted of a secured promissory note with UBS Americas for $105,000, due October 31, 2010. The Note shall be payable as to principal in one payment on October 31, 2010 (the "Maturity Date") and shall bear interest from the Closing Date on the unpaid principal amount thereof at a rate per annum equal to the USD Overnight LIBOR as posted daily by the British Bankers Association. This note is classified as a long-term borrowing, which is collateralized by certain assets of the Company, totaling $348,867 (the "Collateral"). UBS Americas' sole recourse is limited to the Collateral and in accordance with net capital rules as discussed in Note (10), $105,000 of such assets are included as allowable assets in the calculation of regulatory capital.

*(In thousands of dollars)*

**6. Subordinated Liabilities**

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSFSI and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSFSI up to a maximum of $2,500,000, from time to time, until March 1, 2009. In addition, each loan shall have a March 1, 2010 maturity date and bear interest at a rate based upon USD Overnight LIBOR as posted daily by the British Banker's Association. At December 31, 2007, there was $2,130,000 outstanding which is due March 1, 2010.

The loan is subordinated to claims of general creditors, is covered by an agreement approved by the Financial Industry Regulatory Authority ("FINRA") and other regulatory authorities and is included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule and NYSE Rule 326. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

**7. Risk Management**

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

**Market Risk**

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices and foreign currency exchange rates. The Company has a variety of methods to monitor its market risk profile. The senior management of each business area is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and aids in setting and monitoring risk policies of the Company, including monitoring adherence to the established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Market risk modeling is based on estimating potential loss through models such as Value-at-Risk. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks, and regular meetings between the senior management of the business groups and the risk control group.

## 7. Risk Management (continued)

### Credit Risk in Proprietary Transactions

Counterparties to the Company's financing activities are primarily affiliates and other financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, and U.S. government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2007, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

### Credit Risk in Client Activities

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and / or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. Margin deposit requirements pertaining to commodity futures and options transactions are generally lower than those for exchange-traded securities. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

## 7. Risk Management (continued)

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2007 were settled without material adverse effect on the consolidated statement of financial condition, taken as a whole.

### Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on- or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

The Company's most significant industry concentration, which arises within its normal course of business activities, is with affiliates and other financial institutions including banks, brokers and dealers, investment funds and insurance companies.

### Operational Risk

Operational risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an operational risk framework which incorporates various control mechanisms. The framework involves various oversight functions, such as risk, audit, accounting, controllers, legal and compliance. Certain of these functions are performed by affiliates on the Company's behalf.

## 8. Commitments and Contingencies

### Leases

The Company leases office space and equipment under noncancelable operating and capital lease agreements which expire at various dates through 2023.

*(In thousands of dollars)*

## 8. Commitments and Contingencies (continued)

At December 31, 2007, the aggregate minimum future payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

| | Total Rent Payments | Total Sublease Receipts |
|---|---|---|
| 2008 | $ 174,584 | $ 25,878 |
| 2009 | 164,770 | 25,966 |
| 2010 | 146,341 | 25,850 |
| 2011 | 131,649 | 25,869 |
| 2012 | 119,575 | 26,101 |
| Thereafter | 612,621 | 137,342 |
| | $ 1,349,540 | $ 267,006 |

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

### Other Commitments and Contingencies

At December 31, 2007 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $366,331 which approximated fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2007, the Company had outstanding $259,482 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments in its subsidiary, UBS Financial Services Incorporated of Puerto Rico. Settlement of these transactions at December 31, 2007 would not have had a material impact on the consolidated statement of financial condition, taken as a whole.

*(In thousands of dollars)*

**8. Commitments and Contingencies (continued)**

Various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the Company. While the ultimate liability from these proceedings is presently indeterminable, in the opinion of management of the Company, after consultation with various counsel handling the matters, any additional liability is not expected to have a material adverse effect on the consolidated statement of financial condition.

**9. Stockholder's Equity**

There are one hundred shares authorized, issued and outstanding of one dollar par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise of employees' UBS stock options and change in market price between grant date and vesting date of UBS restricted stock.

**10. Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (15c-3-1) and the New York Stock Exchange ("NYSE") Growth and Business Reduction capital requirements. Under the alternative method of computing capital requirements adopted by the Company, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. At December 31, 2007, the Company's net capital of $1,107,730 was 17.58% of its December 31, 2007 aggregate debit items and its net capital in excess of the minimum required was $976,892.

Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC, NYSE and FINRA.

**11. Employee Incentive Awards**

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, cash and restricted stock awards, and other stock based awards.

*(In thousands of dollars)*

**11. Employee Incentive Awards (continued)**

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan. These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These new hire awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. These new hire awards are expensed over the vesting period.

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

The fair value of options granted during 2007 was determined using the following assumptions (in CHF):

| 2008 Awards | Weighted Average | Range Low | Range High |
|---|---|---|---|
| Expected volatility (%) | 23.86 | 22.51 | 29.23 |
| Risk free interest rate (%) | 2.58 | 2.46 | 3.27 |
| Expected dividend | 3.13 | 2.20 | 4.56 |
| Strike price | 71.31 | 55.48 | 78.80 |
| Share price | 70.25 | 55.48 | 78.80 |

**11. Employee Incentive Awards (continued)**

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

Certain eligible employees of the Company participate in the UBSFSI PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percent of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions, generally over a six to ten year period. The awards and related interest are expensed on a straight line basis over the vesting period.

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan. These employee forgivable loans ("EFLs") have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement.

**12. Employee Benefit Plans**

**Defined Benefit Pension Plan**

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI (the "Plan"), which was frozen in 1998.

*(In thousands of dollars)*

**12. Employee Benefit Plans (continued)**

The following table shows the changes in the projected benefit obligation and fair value of plan assets during 2007, as well as the funded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2007:

| | |
|---|---|
| Change in benefit obligation: | |
| Benefit obligation at beginning of year | $ 747,872 |
| Service cost | 7,031 |
| Interest cost | 41,764 |
| Actuarial gain | (35,312) |
| Benefits paid | (44,448) |
| Benefit obligation at end of year | 716,907 |
| | |
| Change in Plan assets: | |
| Fair value of Plan assets at beginning of year | 641,868 |
| Actual return on assets | 51,271 |
| Benefits paid | (44,448) |
| Fair value of Plan assets at end of year | 648,691 |
| Funded status at end of year | $ (68,216) |

The measurement date was December 31, 2007. The accumulated benefit obligation was $713,453 for the year ended December 31, 2007.

For 2007, the benefit obligation for the Plan was determined using an assumed discount rate of 6.50% and an assumed rate of compensation increase of 4%. The weighted-average assumed rate of return on Plan assets was 8.5%. The weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets.

The underfunded status of the plan of $68,216 at December 31, 2007 is recognized in the accompanying consolidated statement of financial condition in accrued compensation and benefits as long-term accrued pension liability. No plan assets are expected to be returned to the Company during the fiscal year-ended December 31, 2007.

*(In thousands of dollars)*

**12. Employee Benefit Plans (continued)**

The prior service cost and actuarial loss that are included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year-ended December 31, 2008 is $0 and $7,322, respectively.

UBSFSI Pension Plan's weighted average asset allocations at December 31, 2007 by asset category are as follows:

| Asset Category | |
|---|---|
| Equity securities* | 65% |
| Debt securities* | 32% |
| Other | 3% |
| Total | 100% |

* In 2007, there were no direct investments in UBS stock or debt included in the equity or debt securities components.

**Investment Policies and Strategies**

The Plan's long-term asset allocation target is 65% equity securities and 35% fixed income securities with a range of plus or minus 5%. The equity allocation includes U.S. equity of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income.

**Postretirement Medical and Life Plans**

The underfunded status of the plan of $13,715 at December 31, 2007 is recognized in the accompanying consolidated statement of financial condition as $12,888 as a long-term accrued pension liability and $827 as a current liability. No plan assets are expected to be returned to the Company during the fiscal year-ended December 31, 2007.

The prior service cost, and actuarial loss that are included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year-ended December 31, 2008 is $48 ($28, net of tax) and $204 ($120, net of tax), respectively. The actuarial loss recognized in other comprehensive income in 2007 is $286 ($170, net of tax) and the prior service cost is $286 ($169, net of tax).

*(In thousands of dollars)*

## 12. Employee Benefit Plans (continued)

The following table shows the impact of a 1% change in medical trend rate:

| | |
|---|---|
| 1% increase: | |
| Effect on total service and interest cost | $ 51 |
| Effect on postretirement benefit obligation | 227 |
| 1% decrease: | |
| Effect on total service and interest cost | (47) |
| Effect on postretirement benefit obligation | (214) |

### Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption

A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

### Expected Contributions

Based on the funded status of the Plan at the end of the 2007 fiscal year, UBS does not expect to contribute to the Pension Plan in 2007. This will be evaluated on a quarterly basis and is subject to change.

### Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

| Year | Defined Benefit Payments | PostRetirement Medical/Life Benefit Payments |
|---|---|---|
| 2008 | $ 44,448 | $ 827 |
| 2009 | 34,951 | 1,376 |
| 2010 | 37,593 | 1,132 |
| 2011 | 40,424 | 1,182 |
| 2012 | 44,787 | 1,151 |
| Years 2013 – 2017 | 271,044 | 6,619 |

*(In thousands of dollars)*

## 12. Employee Benefit Plans (continued)

### Other Benefit Plans

Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

## 13. Business Combinations

On February 9, 2007, the Company acquired the branch network of McDonald Investments, a unit of KeyCorp. The cost of the business combination consisted of $221,000 for the business operations including directly attributable transaction costs and of $57,000 for the loans to customer portfolio of McDonald investments, resulting in a total cash consideration paid of $278,000. The cost of the business combination was allocated to an intangible asset reflecting customer relationships of $47,000, remaining net assets of $53,000 including the net loans to customer portfolio, and goodwill of $178,000.

## 14. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the consolidated statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with SFAS 109, a valuation allowance is to be recorded whenever the ultimate realization of deferred tax assets is, more likely than not, not going to be realized. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for certain of its foreign deferred tax assets, and accordingly, a valuation allowance of $22,038 has been recorded.

*(In thousands of dollars)*

**14. Income Taxes (continued)**

The components of the Company's deferred tax assets and liabilities as of December 31, 2007 were as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Employee benefits | $701,660 |
| Accelerated income and deferred deductions | 105,206 |
| Book over tax depreciation | 41,466 |
| Net operating loss carryforward – foreign | 11,384 |
| Sub – total | 859,716 |
| Valuation allowance | (22,038) |
| Total deferred tax assets | 837,678 |
| Deferred tax liabilities: | |
| Valuation of trading assets and investments | 5,423 |
| Accelerated deductions and deferred income | 20,921 |
| Total deferred tax liabilities | 26,344 |
| Net deferred tax asset | $811,334 |

At December 31, 2007, the Company's net operating loss carryforwards for foreign income tax purposes will begin to expire in 2012. For foreign income tax purposes there is no carryback allowed.

The effective tax rate for the Company differs from the statutory federal rate primarily due to state and local taxes, valuation allowance on certain of the Company's foreign deferred tax assets, additional reserves for state and local tax risks offset by the non-taxable royalty reimbursement.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FASB Interpretation 48, UBSFSI did not recognize a change in the liability for unrecognized tax benefits and consequently the January 1, 2007 balance of retained earnings was unaffected.

*(In thousands of dollars)*

**14. Income Taxes (continued)**

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | Total |
|---|---|
| Balance of unrecognized tax benefits as at January 1, 2007 | $138,969 |
| Gross increases in tax positions taken during prior periods | 49,801 |
| Gross decreases in tax positions taken during prior periods | (18,203) |
| Gross increases in tax positions taken during the current period | 236 |
| Decreases due to settlements with tax authorities | (30,056) |
| Decreases due to lapse of statute of limitations | 30 |
| Balance of unrecognized tax benefits as at December 31, 2007 | $140,777 |
| Total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate | $ 73,372 |
| Total interest and penalties recognized on the Statement of Income | $ (3,986) |
| Total interest and penalties recognized on the Statement of Financial Condition | $ 51,999 |

The Company is a member of a consolidated group that files consolidated income tax returns in the U.S. jurisdiction and various state and local jurisdictions. In addition, the Company files separate returns in various state and local and foreign jurisdictions. As of December 31, 2007, the consolidated group of which the Company is a member remains under examination by the Internal Revenue Service ("IRS") for the tax years 2000 through 2004. As the IRS audit examination of the consolidated group is expected to be completed in 2008, the Company believes that at the completion of the audit it is reasonably possible that reserves will decrease in the range of $21,000 to $33,000 by the end of 2008. As the completion of the IRS audit examination will affect the unrecognized tax benefits related to the state and local jurisdictions, the Company believes that such unrecognized tax benefits will decrease in the range of $2,900 and $6,000 by the end of 2008.

The company is currently under audit for the periods 1997 - 2006 with respect to various state & local taxing jurisdictions. While there is currently no ongoing audit of the foreign income tax return, tax years beginning 2003 - 2006 remain open for examination.

## 15. Prior Period Adjustment

During 2007, the Company restated the beginning balance of additional paid-in capital in the amount of $5,122 and retained earnings in the amount of $13,282, both reflected on an after-tax basis, for prior period adjustments related to certain tax benefits on employee compensation and deferred taxes.

END